1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 9, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/06/09:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use assets from the Company
99.02	Announcement on 2023/06/09:	Chunghwa Telecom announces its operating results for May 2023
99.03	Announcement on 2023/06/09:	May 2023 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2023

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Date of events: 2023/06/09

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX,Lot XX, North District, Taichung City):

Room 401, 403, 405, and 407, 4F, laboratory building, No. 16*, Minzu Rd.,Banqiao Dist., New Taipei City

2.
Date of occurrence of the event: 2023/06/09
3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping) unit price, and total transaction price:

Transaction volume: 76 pings

Unit price: average NT$1,104 per ping per month

Total transaction amount: NT$2,851,520

Right-of-use asset: NT$2,644,852

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: 2 years and 10 months

Restrictive covenants in the contract and other important terms and conditions: None

9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

10.
Name of the professional appraisal firm or company and its appraisal price: N/A
11.
Name of the professional appraiser: N/A
12.
Practice certificate number of the professional appraiser: N/A
13.
The appraisal report has a limited price, specific price, or special price: N/A
14.
An appraisal report has not yet been obtained: N/A
15.
Reason for an appraisal report not being obtained: N/A
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
17.
Name of the CPA firm: N/A
18.
Name of the CPA: N/A
19.
Practice certificate number of the CPA: N/A
20.
Broker and broker's fee: N/A
21.
Concrete purpose or use of the acquisition or disposal: Office premises
22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2023/08/03
25.
Date of ratification by supervisors or approval by the audit committee: 2023/08/03
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
29.
Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2023/08/03).

EXHIBIT 99.02

Chunghwa Telecom announces its operating results for May 2023

Date of events: 2023/06/09

Contents:

1.
Date of occurrence of the event: 2023/06/09
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for May 2023:

The Company’s revenue was approximately NT$17.73 billion, income from operation was approximately NT$4.00 billion, net income attributable to stockholders of the parent was approximately NT$3.24 billion, EBITDA was approximately NT$7.28 billion and earnings per share was NT$0.42 for May 2023.

The Company’s revenue was approximately NT$89.02 billion, income from operation was approximately NT$20.41 billion, net income attributable to stockholders of the parent was approximately NT$16.22 billion, EBITDA was approximately NT$36.87 billion and earnings per share was NT$2.09 for the five months ended May 31, 2023.

6.
Countermeasures: None
7.
Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom

June 9, 2023

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2023.

1) Sales volume (NT$ Thousand)

Period	Items	2023	2022	Changes	%
May	Net sales	17,729,438	17,445,703	(+) 283,735	(+)1.63%
Jan.-May	Net sales	89,020,223	86,342,689	(+)2,677,534	(+)3.10%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,967,923

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	0
	Fair Value	0
	The amount of unrealized gain(loss) recognized this year	-3,514

Settled Position	Total amount of contract	293,138
	The amount of realized gain(loss) recognized this year	9,807

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	157,032
	Fair Value	-1,897
	The amount of unrealized gain(loss) recognized this year	-14,789

Settled Position	Total amount of contract	641,131
	The amount of realized gain(loss) recognized this year	15,105

b Trading purpose : None